Taseko Reminds Shareholders to Vote the YELLOW Proxy AGAINST the
Dissidents Before Friday

May 2, 2016, Vancouver, BC –Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) (“Taseko” or the “Company”) reminded shareholders to vote the YELLOW proxy AGAINST all proposals made by bondholding dissident Raging River Capital LLC (“RRC”).

The voting deadline for proxies is Friday, May 6, 2016 at 10am (Pacific Time). Shareholders are encouraged to vote at least 24 hours in advance of the voting deadline to ensure their votes are received in a timely manner. Please vote by internet, facsimile or telephone to avoid the risk of mail delays.

“This vote comes down to trust and credibility,” said Linda Thorstad, Chair of Taseko’s Special Committee. “Under its current Board and management, Taseko has delivered financial stability despite weak commodity markets and developed a strong foundation for growth with improving copper prices. As for RRC, it was not forthright regarding the RRC Nominees’ minimal investment, their Golden Leashes and the conflict of interest they have as bondholders.”

Two leading independent proxy advisors, Glass Lewis & Co. and ISS, have both recommended that Taseko shareholders support incumbent directors Russ Hallbauer, Ron Thiessen and Robert Dickinson and vote the YELLOW proxy AGAINST all RRC proposals. Taseko encourages shareholders to follow this advice.

Vote the YELLOW Proxy Today

Every vote counts. If the dissident Nominees are elected, the value of your investment will be at risk. Even if a shareholder previously voted a blue proxy, a later-dated YELLOW proxy will cancel the earlier vote.

Taseko encourages shareholders to read the proxy contest related materials to understand the main reasons to reject RRC and its attack against Taseko directors Russ Hallbauer, Ron Thiessen and Robert Dickinson. Shareholder materials are available at www.tasekomines.com/proxycontest and on SEDAR, www.sedar.com.

The proxy voting deadline is 10 am (Pacific Time) on May 6, 2016. Shareholders with questions about voting their shares should call Laurel Hill Advisory Group at 1-877-452-7184 (toll free) or by email at assistance@laurelhill.com. The Special Meeting will be held at The Pinnacle Hotel, 138 Victory Ship Way, North Vancouver, British Columbia, on May 10, 2016, at 10:00 a.m. local time.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Shareholders may also contact Taseko’s proxy solicitation agent:
Laurel Hill Advisory Group
North America Toll Free: 1-877-452-7184
Collect Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com

Russell Hallbauer
President and CEO